UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

     For the Month of             March 2014

 File No.  000-54598

Stellar Biotechnologies Inc.
(Name of Registrant)

332 E. Scott Street, Port Hueneme, CA 93041
(Address of Principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ☒                                              FORM 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This 6-K is filed to amend the month of report noted on the cover sheet from "February 2014" to "March 2014."

SIGNATURE

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Stellar Biotechnologies, Inc.
(Registrant)

Dated:          3/3/14                                                                                                By:         /s/ Kathi Niffenegger
                                                                                                                                              Kathi Niffenegger
                                                                                                                                              Chief Financial Officer

Exhibits:

                           99.1 News Release Dated March 03, 2014